780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

June 1, 2011

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontegra Funds, Inc. (Registration Nos.: 333-7305; 811-7685)
Form N-1A - Frontegra SAM Global Equity Fund

Dear Ms. Williams:

The purpose of this letter is to respond to oral comments received from you on Friday, May 23, 2011 regarding the registration statement on Form N-1A (“Registration Statement”) filed by Frontegra Funds, Inc. (the “Company”) on March 18, 2011 relating to the Frontegra SAM Global Equity Fund (the “Fund”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectus

1.

Comment:  Under “Summary Section – Investment Objective,” delete the phrase “primarily through investment in equity-related securities” as this phrase relates to the investment strategies of the Fund.  Please make the conforming change under “Principal Investment Strategy and Related Risks – Investment Objective.”

Response:  Done.

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Ms. Patricia Williams

U.S. Securities and Exchange Commission

June 1, 2011

2.

Comment:  Under “Summary Section - Fees and Expense of the Fund” (1) delete the second sentence in the introductory paragraph to the fees and expenses table, (2) move the disclosure regarding the $15 service fee for shares redeemed by wire from footnote one to a parenthetical in the table and (3) delete footnote one to the table and the related the line item for “Maximum Account Fees.”

Response:  Done.

3.

Comment:  Under “Summary Section – Principal Investment Risks,” risks related to investments in emerging markets, companies with medium-, small- and micro-capitalizations, derivatives and illiquid securities are disclosed.  Accordingly, under “Summary Section – Principal Investment Strategy,” add disclosure stating that the Fund may invest in these types of securities as part of its principal investment strategy.

Response:  Investments in emerging markets and companies with medium-, small- and micro-capitalizations are part of the Fund’s principal investment strategy.  Accordingly, disclosure has been added under “Summary Section – Principal Investment Strategy.”  However, investments in derivatives and illiquid securities are not part of the Fund’s principal investment strategy.  Therefore, disclosure has not been added under “Summary Section – Principal Investment Strategy” and the related risks have been deleted from “Summary Section – Principal Investment Risks” and “Principal Investment Strategy and Related Risks – Principal Risk Factors.”

4.

Comment:   Under “Summary Section – Predecessor Performance,” in the second paragraph of this sub-section, delete the sentence “[a]ll returns assume reinvestment of dividends and distributions.”

Response:  Done.

5.

Comment:  Under “Principal Investment Strategy and Related Risks – Principal Investment Objective,” please disclose whether the investment objective is fundamental or non-fundamental.  If the objective is non-fundamental, please disclose whether shareholders would receive 60 days’ notice of a change in the investment objective.

Response:   Done.  The investment objective is fundamental.

6.

Comment:  Under “Principal Investment Strategy and Related Risks – Principal Investment Strategy,” please advise whether investment in other investment companies and exchange-traded funds are part of the Fund’s principal investment strategy.  If so, add related disclosure to the fees and expenses table regarding acquired fund fees and expenses.

Ms. Patricia Williams

U.S. Securities and Exchange Commission

June 1, 2011

Response:   Investments in investment companies and exchange traded funds are not part of the Fund’s principal investment strategy.  The applicable disclosure under “Principal Investment Strategy and Related Risks – Principal Investment Strategy” has been deleted.

7.

Comment:  Under “Financial Highlights,” please provide updated information.

Response:   Done.

8.

Comment:  Under “Your Account – How to Purchase Shares,” please revise the disclosure to state that the purchase price that a shareholder will receive is the Fund’s net asset value next determined after a financial intermediary receives the request in proper form.

Response:   Done.  We moved the disclosure from the fourth paragraph to the first paragraph of this sub-section.

*****

Please call me at (414) 287-9334 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio